Exhibit 99.1

Fernando Massú named as CorpBanca´s CEO

Santiago - Chile, January 25, 2012. On January 24, 2012, the Board of Directors named Mr. Fernando Massú as Chief Executive Officer of CorpBanca starting on February 6, 2012. Mr. Massú has been Corp Group´s Chief Treasury Officer since 2008 and Second Vice Chairman of the Board of Directors of the Bank since 2009.

Mr. Massú has over 30 years of successful banking experience in Chile, Portugal and Canada as Head of Wholesale Banking in international banks such as Banco Santander and Citibank Chile.

On the same day, Mr. Fernando Massú resigned as a member of the Board of Directors of CorpBanca.

CONTACT INFORMATION

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl